SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                 Amendment No. 5

                              TRUSTMARK CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   898402-10-2
                                 (CUSIP Number)

                        Matthew L. Holleman, III, Trustee
                       Robert M. Hearin Support Foundation
                                 P.O. Box 16505
                             Jackson, MS  39236-6505
                            Telephone: (601) 366-8363
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 March 11, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 24 Pages)

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE  2 OF 24
---------------------                                              -------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Robert M. Hearin Support Foundation
     58-2203211
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
  NUMBER OF            7.   SOLE VOTING POWER
   SHARES                   2,956,862
BENEFICIALLY           ---------------------------------------------------------
  OWNED BY             8.   SHARED VOTING POWER
    EACH                    4,554,244
  REPORTING            ---------------------------------------------------------
   PERSON              9.   SOLE DISPOSITIVE POWER
    WITH                    2,956,862
                       ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            4,554,244
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,511,106
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE  3 OF 24
---------------------                                              -------------


This Amendment No. 5 (this "Amendment") amends and supplements the Statement on
Schedule 13D, as heretofore amended (the "Schedule 13D"), relating to the shares of common stock, no par value (the "Shares"), of Trustmark Corporation, a Mississippi corporation (the "Issuer"), previously filed by Robert M. Hearin Support Foundation, The Robert M. Hearin Foundation, and Capitol Street Corporation (each a Reporting Person and, collectively, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of the change in the Reporting Persons' ownership percentage of the Shares caused primarily by the Issuer's repurchases of Shares in recent years. The Amendment also updates certain changes in the facts reported in the Schedule 13D, none of which, individually or in the aggregate, the Reporting Persons believe to be material. In this Amendment, Galaxie Corporation, which has been identified in the Schedule 13D as the sole shareholder of Capitol Street Corporation, has been added as a Reporting Person. This change does not reflect any change in the relationship between Galaxie Corporation and Capitol Street Corporation or the plans of any Reporting Person with respect to the Issuer's securities.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended and supplemented to add the following information:

     (a)  Name of Reporting Person:

               Robert M. Hearin Support Foundation

     (b)  Business Address:

               P.O. Box 16505
               Jackson, MS 39236-6505

     (c) Present principal occupation, employer name, address, and principal business:

               Charitable trust, organized and operated exclusively for charitable or educational purposes exempt from Federal Income Tax under Section 501(a) as an organization described in Section 501(c)(3), not a private foundation, qualifying under the provisions of Section 509(a)(3).

               Trustees of the Robert M. Hearin Support Foundation, principal occupation, employer name, address, principal business:

               Robert M. Hearin, Jr.
               Lawyer
               Hearin & Warriner, LLC
               830 Union Street, Suite 400
               New Orleans, LA  70112

               Matthew L. Holleman, III

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE  4 OF 24
---------------------                                              -------------

               President
               Capitol Street Corporation
               Post Office Box 12485
               Jackson, MS 39236-2485
               Holding Company

               Daisy S. Blackwell
               Secretary
               Capitol Street Corporation
               Post Office Box 12485
               Jackson, MS 39236-2485
               Holding Company

               E. E. Laird, Jr.
               Lawyer
               P.O. Box 1376
               Oxford, MS 38655

               Laurie Hearin McRee
               Housewife
               1611 Devine Street
               Jackson, MS  39202

               Alan W. Perry
               Lawyer
               Foreman, Perry, Watkins, Krutz & Tardy, LLP
               188 East Capitol Street
               Post Office Box 22608
               Jackson, MS  39225-2608

     (d) None of the above-listed persons have, during the last five years, been convicted in a criminal proceeding.

     (e) None of the above-listed persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the above-listed persons are U.S. citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Item 3 is hereby amended and supplemented to add the following information:
The Reporting Person acquired 10,000 Shares in April 1997 and 10,000 Shares in June 1998 through open-market purchases and acquired an additional 27,440 Shares in connection with the Issuer's acquisition of Smith County Bank in March 1998. The open-market purchases were

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE  5 OF 24
---------------------                                              -------------

made with the Reporting Person's funds. All Share figures reflect a 2 for 1 stock split by the Issuer effective March 31, 1998.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented to add the following information:

     (a) Aggregate number and percentage of securities of Issuer beneficially owned by the Reporting Person as of reporting date:

     7,511,106 shares; 12.9%

     (b) Beneficial ownership as of April 21, 2004 by the persons named in Item
            2:

                                 Number of Issuer's Shares            Percentage of Issuer's Shares
                                    Beneficially Owned                      Beneficially Owned
                          --------------------------------------  -------------------------------------
Person Named               Sole Voting and    Shared Voting and    Sole Voting and   Shared Voting and
in Item 2                 Dispositive Power   Dispositive Power   Dispositive Power  Dispositive Power
------------------------  ------------------  ------------------  -----------------  -----------------
Robert M. Hearin Support
Foundation                        2,956,862         4,554,244(1)               5.1%          7.8%
Robert M. Hearin, Jr.              79,816(2)                                   0.1%
Matthew L. Holleman, III           47,420(3)                                   0.1%
Daisy S. Blackwell                   34,885                                    0.1%
E. E. Laird, Jr.                   22,294(4)                                     0%
Laurie Hearin McRee                 309,904                                    0.5%
Alan W. Perry                          0                                         0

____________

(1) Voting and dispositive powers shared with the Board of Directors of Capitol Street Corporation and the Board of Directors of Galaxie Corporation for 4,281,244 Shares; and with the Board of Directors of Bay Street Corporation for 273,000 Shares.
(2) Shares beneficially owned by Robert M. Hearin, Jr. include 51,216 Shares jointly owned with his spouse, 12,000 Shares by his children and 500 Shares owned by his spouse.
(3) Shares beneficially owned by Matthew L. Holleman, III include 3,805 Shares owned by his spouse and his children.
(4) Shares beneficially owned by E. E. Laird, Jr. include 10,000 Shares owned by his spouse.

     (c) Transactions within the past 60 days of recording date by Reporting
     Person:

     None.

     (d) Other persons having the right to receive or direct the receipt of dividends.

     None.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Filed herewith as Exhibit 1 is a Joint Filing Agreement pursuant to Rule 13d-1(k).

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE  6 OF 24
---------------------                                              -------------

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2004

                              ROBERT M. HEARIN SUPPORT FOUNDATION

                                 /s/ Robert M. Hearin, Jr.
                              ----------------------------------------------
                                        Robert M. Hearin, Jr., Trustee


                                  /s/ Matthew L. Holleman, III
                              ----------------------------------------------
                                        Matthew L. Holleman, III, Trustee


                                  /s/ Daisy S. Blackwell
                              ----------------------------------------------
                                        Daisy S. Blackwell, Trustee


                                  /s/ E. E. Laird, Jr.
                              ----------------------------------------------
                                        E. E. Laird, Jr., Trustee


                                  /s/ Laurie Hearin McRee
                              ----------------------------------------------
                                   Laurie Hearin McRee, Trustee


                                   /s/ Alan W. Perry
                              ----------------------------------------------
                                   Alan W. Perry, Trustee

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE  7 OF 24
---------------------                                              -------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Robert M. Hearin Support Foundation
     64-6027443
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
  NUMBER OF            7.   SOLE VOTING POWER
   SHARES                   383,928
BENEFICIALLY           ---------------------------------------------------------
  OWNED BY             8.   SHARED VOTING POWER
    EACH                    N/A
  REPORTING            ---------------------------------------------------------
   PERSON              9.   SOLE DISPOSITIVE POWER
    WITH                    383,928
                       ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            N/A
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     383,928
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE  8 OF 24
---------------------                                              -------------

This Amendment No. 5 (this "Amendment") amends and supplements the Statement on
Schedule 13D, as heretofore amended (the "Schedule 13D"), relating to the shares of common stock, no par value (the "Shares"), of Trustmark Corporation, a Mississippi corporation (the "Issuer"), previously filed by Robert M. Hearin Support Foundation, The Robert M. Hearin Foundation, and Capitol Street Corporation (each a Reporting Person and, collectively, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of the change in the Reporting Persons' ownership percentage of the Shares caused primarily by the Issuer's repurchases of Shares in recent years. The Amendment also updates certain changes in the facts reported in the Schedule 13D, none of which, individually or in the aggregate, the Reporting Persons believe to be material. In this Amendment, Galaxie Corporation, which has been identified in the Schedule 13D as the sole shareholder of Capitol Street Corporation, has been added as a Reporting Person. This change does not reflect any change in the relationship between Galaxie Corporation and Capitol Street Corporation or the plans of any Reporting Person with respect to the Issuer's securities.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended and supplemented to add the following information:

     (a)  Name of Reporting Person:

          The Robert M. Hearin Foundation

     (b)  Business Address:

          P.O. Box 16505
          Jackson, MS  39236-6505

     (c) Present principal occupation, employer name, address, and principal business:

          Private foundation, organized and operated exclusively for charitable or educational purposes exempt from Federal Income Tax under Section 501(a) as an organization described in Section 501(c)(3).


          Trustees of The Robert M. Hearin Foundation, principal occupation, employer name, address, principal business:

               Robert M. Hearin, Jr.
               Lawyer
               Hearin & Warriner, LLC
               830 Union Street, Suite 400
               New Orleans, LA  70112

               Matthew L. Holleman, III

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE  9 OF 24
---------------------                                              -------------

               President
               Capitol Street Corporation
               Post Office Box 12485
               Jackson, MS 39236-2485
               Holding Company

               Daisy S. Blackwell
               Secretary
               Capitol Street Corporation
               Post Office Box 12485
               Jackson, MS 39236-2485
               Holding Company

               E. E. Laird, Jr.
               Lawyer
               P.O. Box 1376
               Oxford, MS 38655

               Laurie Hearin McRee
               Housewife
               1611 Devine Street
               Jackson, MS  39202

               Alan W. Perry
               Lawyer
               Foreman, Perry, Watkins, Krutz & Tardy, LLP
               188 East Capitol Street
               Post Office Box 22608
               Jackson, MS  39225-2608

     (d) None of the above-listed persons have, during the last five years, been convicted in a criminal proceeding.

     (e) None of the above-listed persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the above-listed persons are U.S. citizens.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented to add the following information:

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 10 OF 24
---------------------                                              -------------

     (a) Aggregate number and percentage of securities of Issuer beneficially owned by the Reporting Person as of reporting date:

     383,928 shares, 0.7%

     (b) See Item 5(b) with regard to Robert M. Hearin Support Foundation, which is incorporated by reference herein.

     (c) Transactions within the past 60 days of recording date by Reporting
     Person:

     None.

     (d) Other persons having the right to receive or direct the receipt of dividends.

     None.

     (e) Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Filed herewith as Exhibit 1 is a Joint Filing Agreement pursuant to Rule
13d-1(k).

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 11 OF 24
---------------------                                              -------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2004

                              THE ROBERT M. HEARIN FOUNDATION

                                    /s/ Robert M. Hearin, Jr.
                                 -----------------------------------------------
                                        Robert M. Hearin, Jr., Trustee


                                    /s/ Matthew L. Holleman, III
                                 -----------------------------------------------
                                        Matthew L. Holleman, III, Trustee


                                    /s/ Daisy S. Blackwell
                                 -----------------------------------------------
                                        Daisy S. Blackwell, Trustee


                                    /s/ E. E. Laird, Jr.
                                 -----------------------------------------------
                                        E. E. Laird, Jr., Trustee


                                    /s/ Laurie Hearin McRee
                                 -----------------------------------------------
                                   Laurie Hearin McRee, Trustee


                                    /s/ Alan W. Perry
                                 -----------------------------------------------
                                   Alan W. Perry, Trustee

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 12 OF 24
---------------------                                              -------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capitol Street Corporation
     64-0518232
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
  NUMBER OF            7.   SOLE VOTING POWER
   SHARES                   N/A
BENEFICIALLY           ---------------------------------------------------------
  OWNED BY             8.   SHARED VOTING POWER
    EACH                    4,281,244
  REPORTING            ---------------------------------------------------------
   PERSON              9.   SOLE DISPOSITIVE POWER
    WITH                    N/A
                       ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            4,281,244
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,281,244
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 13 OF 24
---------------------                                              -------------

This Amendment No. 5 (this "Amendment") amends and supplements the Statement on
Schedule 13D, as heretofore amended (the "Schedule 13D"), relating to the shares of common stock, no par value (the "Shares"), of Trustmark Corporation, a Mississippi corporation (the "Issuer"), previously filed by Robert M. Hearin Support Foundation, The Robert M. Hearin Foundation, and Capitol Street Corporation (each a Reporting Person and, collectively, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of the change in the Reporting Persons' ownership percentage of the Shares caused primarily by the Issuer's repurchases of Shares in recent years. The Amendment also updates certain changes in the facts reported in the Schedule 13D, none of which, individually or in the aggregate, the Reporting Persons believe to be material. In this Amendment, Galaxie Corporation, which has been identified in the Schedule 13D as the sole shareholder of Capitol Street Corporation, has been added as a Reporting Person. This change does not reflect any change in the relationship between Galaxie Corporation and Capitol Street Corporation or the plans of any Reporting Person with respect to the Issuer's securities.

ITEM 2. IDENTITY AND BACKGROUND.

Neither the Reporting Person nor the persons listed below in answer to this item have been convicted in a criminal proceeding in the past five years. None have been a party to a civil proceeding resulting in judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. All natural persons are U.S. citizens.

(A) Name of Reporting Person: Capitol Street Corporation

Place of Organization: Mississippi

Principal Business: The Company is a holding company with assets in various financial institutions and related assets.

Address of Principal Office: Post Office Box 12485     Jackson, MS 39236-2485

(B) Natural persons who are directors and executive officers of Reporting
Person:

(1)  Matthew L. Holleman, III
     Post Office Box 12485
     Jackson, MS 39236-2485
     President and Director of Reporting Person

(2)  Daisy S. Blackwell
     Post Office Box 12485
     Jackson, MS 39236-2485
     Secretary of Reporting Person

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 14 OF 24
---------------------                                              -------------

(C) Control persons of Reporting Person:

     Galaxie Corporation, 5170 Galaxie Drive, Jackson, Mississippi, owns 100% of the common stock of the Reporting Person. Executive officers and directors of Galaxie Corporation are:

(1)  Edmund R. Butler
     Retired, Former President of Mississippi Valley Gas Company
     620 Overlook Point
     Brandon, MS  39047
     Director of Galaxie Corporation

(2)  Daisy S. Blackwell
     Post Office Box 12485
     Jackson, MS 39236-2485
     Secretary and Assistant Treasurer of Galaxie Corporation

(3)  Matthew L. Holleman, III
     Post Office Box 12485
     Jackson, MS 39236-2485
     Chief Executive Officer, President and Director of Galaxie Corporation

(4)  Roger Oresman
     Attorney
     1 Chase Manhattan Plaza
     New York, New York 10005
     Director of Galaxie Corporation

(5)  Robert M. Hearin, Jr.
     Attorney
     Hearin & Warriner, LLC
     830 Union Street, Suite 400
     New Orleans, LA  70112
     Director of Galaxie Corporation

Beneficial owners of 5% or more of the common stock of Galaxie Corporation are as follows:

NAME                                      PERCENTAGE OF OWNERSHIP
----------------------------------------  -----------------------
Else Partners, Limited Partnership        15.83%
Robert M. Hearin Support Foundation       2.09% (plus Bay Street)
Norma W. Hess Trust u/a 4/3/02            11.55% (plus Bay Street)
Robert M. Hearin, Jr.                     6.34%
Laurie Hearin McRee                       6.34%
Bay Street Corporation                    33.44%
Trustmark National Bank Trustee Millsaps  10.70%
College

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 15 OF 24
---------------------                                              -------------

Bay Street Corporation is located at 5170 Galaxie Drive in Jackson, Mississippi, and is in the automotive parts business. Robert M. Hearin Support Foundation, and the Norma W. Hess Trust u/a 4/3/02 are the beneficial owners of all of the outstanding stock of H-H Corp. which owns 100% of Bay Street Corporation. Else Partners, Limited Partnership, Robert M. Hearin Support Foundation, and the Norma W. Hess Trust u/a 4/3/02 may be deemed principal owners and control persons of the common stock of the Reporting Person owned by Galaxie Corporation. Else Partners, Limited Partnership, is a family investment partnership with an address of P.O. Box 291, Jackson, MS 39205. Trustmark Corporation and Peter Pryor are co-general partners of Else Partners, Limited Partnership. Robert M. Hearin, Jr. is a practicing attorney with a business address of 830 Union Street, Suite 400 New Orleans, Louisiana. Laurie Hearin McRee is a housewife and resides at 1611 Devine Street, Jackson, Mississippi. The Trustees of the Robert M. Hearin Support Foundation are Robert M. Hearin, Jr., Matthew L. Holleman, III, Daisy S. Blackwell, E.E. Laird, Jr., Laurie Hearin McRee, and Alan W. Perry.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Item 3 is hereby amended and supplemented to add the following information:
The Reporting Person acquired 40,000 Shares in April 1997 and 16,000 Shares in May 1997 through open-market purchases and acquired an additional 65,864 Shares in connection with the Issuer's acquisition of Perry County Bank in September 1997 and 76,314 Shares in connection with the Issuer's acquisition of Smith County Bank in March 1998. The open-market purchases were made with the Reporting Person's funds. All Share figures reflect a 2 for 1 stock split by the Issuer effective March 31, 1998.

Item 5 is hereby amended and supplemented to add the following information:

     (a) Aggregate number and percentage of securities of Issuer beneficially owned by the Reporting Person as of reporting date:

     4,281,244 shares; 7.3%

     (b) Beneficial ownership as of April 21, 2004 by the persons named in Item
            2:

                                   Number of Issuer's Shares            Percentage of Issuer's Shares
                                      Beneficially Owned                     Beneficially Owned
                            --------------------------------------  ------------------------------------
Person Named                 Sole Voting and    Shared Voting and    Sole Voting and   Shared Voting and
in Item 2                   Dispositive Power   Dispositive Power   Dispositive Power  Dispositive Power
--------------------------  ------------------  ------------------  -----------------  -----------------
Capitol Street Corporation                            4,281,244(1)                                  7.3%
Bay Street Corporation                                  273,000(2)                                  0.5%
Galaxie Corporation                                   4,281,244(3)                                  7.3%
Robert M. Hearin Support
Foundation                          2,956,862         4,554,244(4)               5.1%               7.8%
The Robert M. Hearin
Foundation                            383,928                                    0.7%
Else Partners, Limited
Partnership                           180,000                                    0.3%
Matthew L. Holleman, III             47,420(5)                                   0.1%
Daisy S. Blackwell                     34,885                                    0.1%


---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 16 OF 24
---------------------                                              -------------

Norma W. Hess Trust u/a
4/3/02                                      0                                      0%
Robert M. Hearin, Jr.                79,816(6)                                   0.1%
Laurie Hearin McRee                   309,904                                    0.5%
Edmund R. Butler                            0                                      0%
E. E. Laird, Jr.                     22,294(7)                                     0%
Roger Oresman                         8,700(8)                                     0%
Alan W. Perry                               0                                      0%

_________________

     (1) Shares of Issuer owned by Capitol Street Corporation are also included in the total Shares beneficially owned by the Robert M. Hearin Support Foundation and Galaxie Corporation. Shared voting and dispositive power is vested in the trustees of Robert M. Hearin Support Foundation and the members of the Board of Directors of Capitol Street Corporation and the Board of Directors of Galaxie Corporation.

     (2) Shares of Issuer owned by Bay Street Corporation are also included in the total Shares beneficially owned by the Robert M. Hearin Support Foundation. Shared voting and dispositive power is vested in the trustees of Robert M. Hearin Support Foundation and the members of the Board of Directors of Bay Street Corporation.

     (3) Indirect ownership of Issuer's Shares includes Shares owned by Capitol Street Corporation.

     (4) Voting and dispositive powers shared with the Board of Directors of Capitol Street Corporation and the Board of Directors of Galaxie Corporation for 4,281,244 Shares; and with the Board of Directors of Bay Street Corporation for 273,000 Shares.

     (5) Shares beneficially owned by Matthew L. Holleman, III include 3,805 Shares owned by his spouse and his children.

     (6) Shares beneficially owned by Robert M. Hearin, Jr. include 51,216 Shares jointly owned with his spouse, 12,000 Shares by his children and 500 Shares owned by his spouse.

     (7) Shares beneficially owned by E. E. Laird, Jr. include 10,000 Shares owned by his spouse.

     (8) Shares beneficially owned by Roger Oresman include 5,400 Shares owned by his spouse.

(c)  Transactions within the past 60 days of recording date by Reporting Person:
       None.

(d) Other persons having the right to receive or direct the receipt of dividends.
       None.

(e)  Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Filed herewith as Exhibit 1 is a Joint Filing Agreement pursuant to Rule
                                    13d-1(k).

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 17 OF 24
---------------------                                              -------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2004


                              CAPITOL STREET CORPORATION

                                  /s/ Matthew L. Holleman, III
                              -----------------------------------------------
                                   Matthew L. Holleman, III, President

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 18 OF 24
---------------------                                              -------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Galaxie Corporation
     64-0719001
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
  NUMBER OF            7.   SOLE VOTING POWER
   SHARES                   N/A
BENEFICIALLY           ---------------------------------------------------------
  OWNED BY             8.   SHARED VOTING POWER
    EACH                    4,281,244
  REPORTING            ---------------------------------------------------------
   PERSON              9.   SOLE DISPOSITIVE POWER
    WITH                    N/A
                       ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER
                            4,281,244
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,281,244
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 19 OF 24
---------------------                                              -------------

This Amendment No. 5 (this "Amendment") amends and supplements the Statement on
Schedule 13D, as heretofore amended (the "Schedule 13D"), relating to the shares of common stock, no par value (the "Shares"), of Trustmark Corporation, a Mississippi corporation (the "Issuer"), previously filed by Robert M. Hearin Support Foundation, The Robert M. Hearin Foundation, and Capitol Street Corporation (each a Reporting Person and, collectively, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of the change in the Reporting Persons' ownership percentage of the Shares caused primarily by the Issuer's repurchases of Shares in recent years. The Amendment also updates certain changes in the facts reported in the Schedule 13D, none of which, individually or in the aggregate, the Reporting Persons believe to be material. In this Amendment, Galaxie Corporation, which has been identified in the Schedule 13D as the sole shareholder of Capitol Street Corporation, has been added as a Reporting Person. This change does not reflect any change in the relationship between Galaxie Corporation and Capitol Street Corporation or the plans of any Reporting Person with respect to the Issuer's securities.

ITEM 1.   SECURITY AND ISSUER.

Common stock, no par value
Trustmark Corporation
248 East Capitol Street
Jackson, MS  39201

ITEM 2.   IDENTITY AND BACKGROUND.

(A) Name of Reporting Person: Galaxie Corporation

Place of Organization: Mississippi

Principal Business: The Company is a holding company with assets in various financial institutions and related assets.

Address of Principal Office: 5170 Galaxie Drive, Jackson, MS 39206

(B) See Item 2(C) with respect to Capitol Street Corporation, which is incorporated by reference herein.

(C) See Item 2(C) with respect to Capitol Street Corporation, which is incorporated by reference herein.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Galaxie Corporation is reporting as the 100% shareholder of Capitol Street Corporation. Capitol Street Corporation's responses to Item 3, as amended to date, are accordingly incorporated by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 20 OF 24
---------------------                                              -------------

This report is filed by the Reporting Person in its capacity as 100% shareholder of Capitol Street Corporation. No transactions are reported by the Reporting Person.

With respect to the Reporting Person:

(a) no additional acquisition of Issuer's securities is presently contemplated nor is any disposition of Issuer's securities anticipated; however, additional shares of Issuer's securities may be acquired in the future and/or a disposition of Issuer's shares owned indirectly by the Reporting Person may occur at some future date;

(b) no extraordinary corporate transaction, merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries is presently contemplated;

(c) no sale or transfer of a material amount of the assets of the Issuer or its subsidiaries is presently contemplated;

(d) there are no plans to propose a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) there are no plans to materially change the capitalization or dividend policy of the Issuer;

(f) there are no plans to make or propose any other material change in the Issuer's business or corporate structure;

(g) there are no plans to change Issuer's By-laws or take any action which may impede the acquisition of control of the Issuer by any person;

(h) there are no plans to cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) there are no plans to make a class of equity securities of the Issuer become eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; and

(j) there are no plans or acts contemplated which are similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (a), (b), (c), (d) and (e) See Items 5(a)-(e) with respect to Capitol Street Corporation, which are incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 21 OF 24
---------------------                                              -------------

The Reporting Person is the 100% shareholder of Capitol Street Corporation. There are no understandings, contracts, arrangements or relationships of the types described in the instructions to this Item 6 that are known to have been made by any persons named in Item 2.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Filed herewith as Exhibit 1 is a Joint Filing Agreement pursuant to Rule
13d-1(k).

---------------------                                              -------------
CUSIP NO. 898402-10-2                13D/A                         PAGE 22 OF 24
---------------------                                              -------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2004


                         GALAXIE CORPORATION

                               /s/  Matthew L. Holleman, III
                         ---------------------------------------------------
                               Matthew L. Holleman, III,
                               Chief Executive Officer and President